UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                     The Keller Manufacturing Company, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   48767A 10 9

                  --------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999

 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)





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




-----------------------
  CUSIP NO. 4867A 10 9     13G
-----------------------

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 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Nancy Auxier Keller

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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC USE ONLY


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 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                     5.   SOLE VOTING POWER

     NUMBER OF             291,634
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY
      OWNED BY                 0
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING              291,634

      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                           0

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 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      291,634

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 10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                    [_]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      5.2 %

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12.   TYPE OF REPORTING PERSON

         IN

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<

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Item 1(a).                          Name of Issuer:

                           The Keller Manufacturing Company, Inc.

Item 1(b).                          Address of Issuer's Principal Executive
                                    Offices:

                             710 North Water Street

                             Corydon, Indiana 47112

Item 2(a).                          Name of Persons Filing:

                               Nancy Auxier Keller

Item 2(b). Address of Principal Business Office or, if none, Residence:

                             750 Old Highway 135 SW

                             Corydon, Indiana 47112

                           Or

                               8763 Eastbay Circle

                           Ft. Meyers, Florida 33908

Item 2(c).                          Citizenship:

                           United States

Item 2(d).                          Title of Class of Securities:

                           Common Stock

Item 2(e).                          CUSIP Number:

                           48767A 10 9

Item 3. Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.            Ownership.

          (a).     Amount beneficially owned:

                   See the responses to Item 9 on the attached cover pages.

          (b).     Percent of Class:

                   See the responses to Item 11 on the attached cover pages.

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

                   (ii). Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

                   (iii). Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

                   (iv). Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

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



Item 5.            Ownership of Five Percent or Less of a Class.

                                 Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                                 Not Applicable

Item 7. Which Identification and Classification of the Subsidiary Acquired the Security Being Reported on by the Parent Holding Company.
                                 Not Applicable

Item 8.            Identification and Classification of Members of the Group.

                                 Not Applicable

Item 9.            Notice of Dissolution of Group.

                                 Not Applicable

Item 10.           Certification.

                                 Not Applicable



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 SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 16, 2000


                                                By:    /s/ Nancy Auxier Keller
                                                       Name: Nancy Auxier Keller